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[LOGO PARADIGM GEOPHYSICAL]


FOR IMMEDIATE RELEASE


BRIAN W. BERMAN, CFO                               STEVEN CURTIS
Paradigm Geophysical Ltd.                          Ruder Finn, Inc.
Phone: +972-9-970-9339                             Phone: +1-212-593-6319
Fax: +972-9-970-9319                               Fax: +1-212-715-1660
Email: brian@paradigmgeo.com                       Email: curtiss@ruderfinn.com

                          PARADIGM GEOPHYSICAL EXPANDS

                         GEOPHYSICAL SERVICES OPERATIONS

            AWARDED LONG-TERM SERVICES CONTRACT BY ANADARKO PETROLEUM

Herzlia, Israel, August 18, 1999 - Paradigm Geophysical Ltd. (NASDAQ: PGEO) today announced the further expansion of its geophysical data analysis services operations.

In response to increasing client demand for its services, Paradigm has increased the capacity of its supercomputer in its Houston service center. The Company has recently installed a 64 processor addition to its Silicon Graphics supercomputer, expanding its computer capacity in Houston to over 180 processors, thus permitting the Company to offer clients a significant reduction in data analysis turnaround time.

In announcing this expansion of capacity, the Company's Chairman and CEO, Eldad Weiss, stated: "This level of dedicated computing capacity demonstrates our expanding commitment to provide the oil and gas industry with value added services for complex geoscience data analysis tasks. Our contract awards since the beginning of the year demonstrate our clients' confidence in Paradigm's ability to apply leading-edge software solutions to complex analysis problems, like those of the sub-salt oil and gas prospects in the Gulf of Mexico."

NEW SERVICES AGREEMENT WITH ANADARKO PETROLEUM

In addition, Paradigm and Anadarko Petroleum Company signed a two-year services agreement valued at approximately $2.3 million. Under the terms of Phase I of the agreement, Paradigm will provide pre-stack depth imaging for two Gulf of Mexico projects.

"The Gulf of Mexico is a very significant piece of Anadarko's exploration portfolio," explained Bob Lunn, Anadarko's Exploration Manager for the Gulf of Mexico and


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Alaska. "We have a very aggressive growth strategy in the Gulf of Mexico and will look to Paradigm to help provide the information we need to carry out our plans in this particular area."

Paradigm Geophysical Ltd. provides geoscience software and service solutions to the oil and gas industry. The Company has sales, customer support and service offices in Houston, London, Aberdeen, Moscow, Caracas, Buenos Aires, Sao Paulo, Perth, Brisbane, Beijing, Jakarta and Singapore.

"Paradigm Geophysical[R]" is the registered trademark of Paradigm Geophysical
Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

Safe Harbor statement: This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary from those expected including the risks associated with the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the Company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the Company's filings with the U.S. Securities and Exchange Commission. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.


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